SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

CHINA FRUITS CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

16938V 10 4

(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th St., Suite 216, Plantation, FL 33324

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event Which Requires Filing of This Statement)

(1)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ChunFeng Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7	SOLE VOTING POWER 3,612,715
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,612,715
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,612,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23% *
14	TYPE OF REPORTING PERSON IN

* Based on approximately 49,951,223 shares of common stock issued and outstanding on October 7, 2011.

(2)

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock") of China Fruits Corporation, a Nevada Corporation (the “Issuer” or "Registrant"), whose principal executive offices are located at Fu Xi Technology & Industry Park, Nan Feng County

Jiang Xi Province, P. R. China. At present, the Issuer has 49,951,223 shares of common stock issued and outstanding.

Item 2. Identity and Background.

a.	The name of the Reporting Person is ChunFeng Huang (“Ms. Huang”).

b.	The address of Ms. Huang is 1 ChengQiangRd, QinChengTown, NanFengCounty, FuZhouCity, JiangXi, China.

c.	Ms. Huang currently doesn't hold any positions of the Issuer. The principal business of the Issuer is engaged in manufacturing, trading, and distributing of Nanfeng tangerine, and operating franchise retail stores for fresh fruits through its wholly-owned subsidiary. The principal address of the Issuer is Fu Xi Technology & Industry Park, Nan Feng County, Jiang Xi Province, P. R. China.

d.	During the past five years, Ms. Huang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Ms. Huang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Ms. Huang is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement. Ms. Huang is an individual creditor of the Issuer. As of June 30, 2011, the Issuer entered into a Settlement Agreement and Release (the “Agreement”) with Mei Tan, LingHua Chen, ChunFeng Huang, CunXing Xi, Bin Feng, GuiFen Chen and WenMing Cui (collectively as “Creditors”), pursuant to which Creditors desired to settle the amount of $335,146 advanced as of December 31, 2009 in exchange for total 11,171,534 shares of Common Stock issued by the Issuer at the market price of $0.03 per share. The parties desired in exchange for the releases and promised delivery designated herein to release and discharge any and all claims that exist between the parties hereto arising from the amount of $335,146 advanced by the Creditors. The 3,606,021 shares were acquired by Ms. Huang pro rata equal to her portion in the amount advanced to the Issuer as of December 31, 2009.

In addition, Ms. Huang received 6,694 shares of Common Stock of the Issuer on August 10, 2006 in connection with a Plan of Exchange between the Issuer and Jiang Xi Tai Na Guo Ye You Xian Gong Si, a corporation organized and existing under the laws of the Peoples' Republic of China ("Tai Na") in 2006. Pursuant to the Plan of Exchange, the Issuer issued to the Tai Na Shareholders a total amount equal to 30,000,000 new investment shares of common stock of the Issuer pursuant to Regulation S under the Securities Act of 1933, as amended, in exchange for all of their shares of registered capital of Tai Na. Upon completion of the exchange, Tai Na became a wholly-owned subsidiary of the Issuer. The 6,694 shares were acquired by Ms. Huang pro rata equal to her shares in Tai Na.

(3)

Item 4. Purpose of Transaction.

    The purpose of the transactions was to allow Ms. Huang to acquire a significant equity position in the Issuer as compensation for the surrender of her portion in the amount advanced to the Issuer, and the surrender of her shares in Tai Na. Ms. Huang has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 49,951,223 shares of Common Stock of which Ms. Huang is presently the record owner of 3,612,715 common shares. Ms. Huang is not part of a group within the meaning of Section 13(d)(3) of the Act.

    b. The following table indicates the number of shares as to which Ms. Huang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
ChunFeng Huang	3,612,715	7.23% *

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
ChunFeng Huang	0	0.00%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
ChunFeng Huang	3,612,715	7.23% *

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
ChunFeng Huang	0	0.00%

* Based on approximately 49,951,223 shares of common stock issued and outstanding on October 7, 2011.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           Exhibit 10.1 Settlement Agreement and Release, dated June 30, 2011

(4)

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2011

By: /s/ ChunFeng Huang

ChunFeng Huang